UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   GAVRANOVIC, KEN
   303 Peachtree Center Ave., Suite 500
   Atlanta, GA  30303
   USA
2. Issuer Name and Ticker or Trading Symbol
   INTERLAND, INC.
   INLD
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   08/31/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice Chairman & Chief Technology Officer
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Non-qualified Stock Opti|$3.23   |5-18-|D (2|186,050    |D  |(3)  |7-1-0|Common Stock|186,050|N/A    |0           |D  |            |
on (1)                  |        |01   |)   |           |   |     |9    |            |       |       |            |   |            |
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Incentive Stock Option (|$3.23   |5-18-|D (2|92,913     |D  |(3)  |7-1-0|Common Stock|92,913 |N/A    |0           |D  |            |
1)                      |        |01   |)   |           |   |     |9    |            |       |       |            |   |            |
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Non-qualified Stock Opti|$3.20   |5-18-|A (2|186,050    |A  |(4)  |7-1-0|Common Stock|186,050|N/A    |186,050     |D  |            |
on                      |        |01   |)   |           |   |     |9    |            |       |       |            |   |            |
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Non-qualified Stock Opti|$3.20   |5-18-|A (2|3,370      |A  |(4)  |7-1-0|Common Stock|3,370  |N/A    |3,370       |D  |            |
on                      |        |01   |)   |           |   |     |9    |            |       |       |            |   |            |
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Incentive Stock Option  |$3.20   |5-18-|A (2|89,542     |A  |(4)  |7-1-0|Common Stock|89,542 |N/A    |89,542      |D  |            |
                        |        |01   |)   |           |   |     |9    |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Exercise price and number of shares reflect a conversion ratio of .861 applied to all stock option shares carried forward pursuant to the acquisition on August 6, 2001 of Interland, Inc., a Georgia corporation, by Interland, Inc., a Minnesota corporation (formerly known as Micron Electronics,
Inc.).
(2) Options were surrendered to the Company and reissued due to repricing of options.
(3) The options vest in three (3) equal annual installments beginning on July 1, 2000.
(4) Prior to the acquisition on August 6, 2001 of Interland, Inc., a Georgia corporation, by Interland, Inc., a Minnesota corporation (formerly known as Micron Electronics, Inc.), the stock option vested at 25% on the first anniversary of the grant date and 2.08333% monthly thereafter; however, as of the date of the aforementioned acquisition, the stock option vested immediately.
SIGNATURE OF REPORTING PERSON
/s/ Ken Gavranovic
DATE
October 12, 2002